Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Acadia Realty Trust for the registration of $300 million of common shares, preferred shares and debt securities and to the incorporation by reference therein of our report dated November 30, 2006, with respect to the consolidated financial statements of Acadia Realty Trust included in its Current Report (Form 8-K) for the two years ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

January 12, 2007